EXHIBIT 99.3
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Rio Tinto completes acquisition of Sumitomo’s 20.64% stake in
New Zealand’s aluminium smelter
01 November 2024
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto’s previously announced acquisition of
Sumitomo Chemical Company’s (SCC’s) 20.64% interest in New Zealand Aluminium Smelters (NZAS)
was completed on 1 November 2024. NZAS owns and operates the Tiwai Point aluminium smelter in
New Zealand.
Following completion of the transaction, NZAS is now wholly owned by Rio Tinto.
Rio Tinto Aluminium Pacific Operations Managing Director Armando Torres said: “We are pleased the acquisition of SCC's stake in NZAS has now been finalised. This step, along with recently signed electricity arrangements to secure the future of the Tiwai Point smelter, reinforces our long-term commitment to New Zealand.”
Rio Tinto has also completed the previously announced acquisition of SCC’s 2.46% stake in Boyne
Smelters Limited (BSL). The completion of this transaction, along with the recently completed acquisition of Mitsubishi’s 11.65% stake in BSL, brings Rio Tinto’s total interest in BSL to 73.5%.
The acquisition of SCC’s stakes in NZAS and BSL was for an undisclosed price.
View source version on businesswire.com: https://www.businesswire.com/news/
home/20241031358993/en/
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